BIOELECTRONICS CORPORATION
401 Rosemont Avenue, 3rd Floor
Rosenstock Hall Frederick, Maryland 21701

VIA EDGAR

July 13, 2006

Division of Corporation Finance
Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D. C. 20549

Attention: Perry Hindin, Special Counsel

            Re: BioElectronics Corporation Registration Statement on Form SB-2, File No. 333-131809.

Dear Mr. Hindin:

Pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act"), BioElectronics Corporation, a Maryland corporation (the "Registrant"), hereby applies for withdrawal of its Registration Statement on Form SB-2 (File No. 333-131809) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on February 13, 2006. The withdrawal is necessitated by the pending consummation of a modification agreement (the "Modification Agreement") the Registrant is pursuing with the subscribers listed on the signature page thereto (the "Subscribers"), whereby the Subscribers will accelerate the funding of an aggregate of $100,000 to the Registrant and decrease the fixed conversion price of the shares to be registered. The Registrant and the Subscribers previously entered into a modification agreement, but such agreement was not consummated due to the fact that the transfer to the Registrant of the accelerated purchase price, which was a condition precedent to the closing, never occurred.

No securities of the Registrant were sold in connection with the offering. Furthermore, the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

We intend to refile a registration statement with the Commission upon the consummation of the Modification Agreement and such registration statement will address the comments we received from the Commission in a letter dated March 10, 2006.

Accordingly, we request that the Commission, pursuant to Rule 477 of the Securities Act, grant the withdrawal of the Registration Statement as soon as possible. Please do not hesitate to contact the undersigned with any questions you may have at (301) 644-3906.

Very truly yours,

/s/ Andy Whelan
Andy Whelan
President
cc: Robert S. Matlin, Esq.
Uche D. Ndumele, Esq.